

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

August 14, 2009

Mail Stop 4631

Bill W. Wheat, Executive Vice President
 and Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, TX 76102

> **Re: D.R. Horton, Inc.**
> **Supplemental response letter dated August 11, 2009 relating to**
> **Schedule 14A filed on December 18, 2008**
> **File No. 1-14122**

Dear Mr. Wheat:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director